November 10, 2014
Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO  63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Ms. Ashley Vroman-Lee; Mr. John Ganley
Re:	MacKenzie Realty Capital, Inc. (the “Fund”)
File Number 333-181853

To the Commission:

On October 7, 2014, the Fund filed post-effective amendment No. 5 (the “Amendment”) to its registration statement on Form N-2 (the “Registration Statement”) (File Number 333-181853) with the Securities and Exchange Commission (the “Commission”).  The purpose of the Amendment is to update the Fund’s prospectus to account for the passage of time and to update the audited financial statements included with the Registration Statement.

In its review of the Amendment, the Commission staff (“Staff”) raised certain questions about the nature of the Fund’s holdings in five series of the Coastal Realty Business Trust (“CBRT”): CBRT, REEP, Inc. (“Series 1”), CBRT Secured Income (“Series 2”), CBRT Series H2 (“Series 3”), CBRT Series L2 (“Series 4”), and CBRT Series Q (“Series 5,” collectively with Series 4, Series 3, Series 2 and Series 1, the “Series”).  Each Series in turn holds one asset—a security issued by an issuer with direct or indirect interests in an underlying real estate asset.  CBRT was organized by the Fund’s manager, MacKenzie Capital Management, LP (“Manager”), which is affiliated with and under common control with the Fund’s investment adviser, MCM Advisers, LP (“Adviser”).  The Manager serves as CBRT’s sole trustee; and the Fund, along with other private funds that are managed by the Manager and advised by the Adviser (the “Private Funds,” together with the Fund, the “Funds”) are beneficiaries of various Series.

CBRT was formed as a Nevada business trust, and the purpose was primarily administrative in nature—its use permits the Funds to hold securities as a single holder they otherwise would hold individually with multiple book-entries with each issuer.  Additionally, to the extent the Adviser determines that all of the Funds ought to sell a holding of a particular Series, selling the Series’ holding in one transaction instead of many saves time and resources to the benefit of the Funds.

The Fund acquired its interests in the Series before making an election to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”).  Originally, the interests in the Series that the Fund currently holds (collectively, the “Fund Interests”) were part of a larger portfolio of assets previously held by other private funds managed by the Manager and advised by the Adviser (the Fund’s Registration Statement refers to these private funds as the “Legacy Funds”).  As described in the Registration Statement, before the Fund commenced its public offering, it acquired a portfolio of assets from the Legacy Funds in exchange for common stock issued by the Fund, and that portfolio included the Fund Interests.  Since that time, the Fund’s holding of the Fund Interests has been passive and is intended to continue as such.

The rights of each Series holder—including the Fund—under the CBRT are governed by its Trust Agreement (“Agreement”).  Under the Agreement, the Series holders have very limited voting rights:

except for the power to remove and replace Trustee by a majority of vote of the Interests, an Investor shall have no right, power, authority or authorization to vote on, approve or disapprove any action involving the Trust or relating to this Agreement or any matter contemplated hereunder, including, without limitation, the amendment of this Agreement (except as provided in Section 7.3), the accomplishment of a merger, conversion, consolidation, transfer, domestication or continuance, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the Trust or any Series, or the dissolution of the Trust or any Series.

The Manager utilized CBRT as primarily a method to reduce bookkeeping and other transactional expenses.  Since each Fund holds interests in a Series for the sole purpose of holding its proportional interest in the underlying investment held by the Series, neither any Series nor CBRT ought to be viewed as a vehicle formed to pool capital to, for example, increase the aggregate portion of an underlying issuer to be acquired by the Funds.  For example, Series 1 holds an equity interest in an underlying corporation, which corporation in turn holds interests in three general partners of a single limited partnership that itself owns a multi-family real estate project.  The Fund’s share of the ownership in that underlying asset was 0.55% at June 30, 2014, and collectively, all Funds with interests in Series 1 held approximately 3% of that Series’ underlying asset.  In this respect, CBRT differs from a co-investment vehicle where an adviser may aggregate capital from multiple affiliated funds for the purpose of attaining a greater ownership percentage of an underlying portfolio company.

All decisions respecting CBRT, including whether a Series should buy or sell a security, are made by the Manager, as sole Trustee, at the direction of the Adviser exercising its fiduciary duties to each Fund.

The Staff has asked three questions about the nature of the Fund Interests and CBRT.  This communication seeks to provide answers to those questions.

First, the Staff asks if the Fund Interests are within the 70% of assets a BDC must hold under 1940 Act §55.  While further analysis would be needed, it is possible that the Series are each an “eligible portfolio company,” as defined in the 1940 Act, to the extent the Fund Interests are not securities.  Regardless if the Fund Interests are not within the §55 70% limit, the Fund is still under the 30% threshold in §55 because most of its holdings are in private limited partnerships or non-traded REITs.

Second, the Staff asks if the Fund could be deemed to “control” any one of the Series, as such control may trigger other provisions of the 1940 Act.  We do not believe that the Fund controls any one of the Series.  While the Fund’s interest in one Series exceeds 50% of the beneficial ownership of that Series (with the Fund’s ownership in all of the other Series no greater than 17%), the Agreement leaves complete control of CBRT with the Manager, and notwithstanding any Fund’s beneficial interest in a Series, the Fund does not have any right to vote on any matter, and control of one Series is not sufficient to cause the removal or replacement of CBRT’s Trustee (that would require control of a majority of all of the Series, which no Fund has).

Third, the Staff inquires as to whether one Fund in a particular Series can be treated differently than another Fund in the same Series, or if otherwise a Fund can be disadvantaged by the Manager’s decision for that Series to benefit another Fund.  We do not believe that any of the Funds can be disadvantaged by a decision made for a Series. All Funds within a Series are treated the same—if a Series sells its underlying investment, each Fund would receive its pro-rata share of the proceeds of the divestment.  No Series that the Fund holds an interest in will be acquiring any new investments (recall that the CBRT structure was organized before the Fund’s existence for use by the Legacy Funds and other Manager-managed Funds).  If for some reason the Adviser—in exercising its fiduciary duties to one Fund—sought to raise cash for one Fund by selling the holdings of a Series, and the Series’ holding had to be sold at a discount in the process, the Manager could segregate the underlying investment into a different Series so that the transaction would not result in a loss to any other Fund holding interests in the Series.  As sole Trustee, the Manager is free to segregate the Funds’ ownership of the various Series as may be appropriate for any one Fund at any time.  CBRT’s chief purpose is to provide a convenient method to hold, and then dispose of, an underlying investment.  CBRT’s purpose is not to pool Fund capital to attain a higher percentage ownership of an underlying investment, and the success or failure of one Fund’s investment in a Series need not impact another Fund’s investment.  In this sense, CBRT’s structure permits the Manager to fulfill the Adviser’s fiduciary duties to each Fund as a stand-alone proposition.  Accordingly, we do not believe CBRT’s structure presents the types of potential harm that 1940 Act §57 seeks to protect against.

While we do not believe CBRT's structure presents the risks that 1940 Act §57 is designed to prevent, we do not concede that the Fund’s ownership of the Fund Interests would be prohibited by 1940 Act §57 to begin with.  As the Staff is aware, the Fund acquired the Fund Interests months before the Fund made its BDC election under the 1940 Act.  The operative language of 1940 Act §57 has a temporal component—it prohibits a BDC affiliate from “effecting” a proscribed transaction with a BDC to its disadvantage in the manner the Commission may describe via rulemaking.  The transactions at issue here—the Fund’s acquisition of the Fund Interests—were “effected” months before the Fund was subject to the 1940 Act.  Furthermore, to the extent such “effected” language could be deemed to extend over time and therefore trigger application of Rule 17d-1 under the 1940 Act, paragraph (d)(6) of Rule 17d-1 excepts the Fund Interests from the coverage of Rule 17d-1, because they were acquired in the “reorganization” of the Legacy Funds.  We believe that if the temporal import of section 57’s use of “effected” could be stretched to extend section 57’s coverage to subsequent periods, then the exception in paragraph (d)(6) of Rule 17d-1 ought to similarly extend and exempt the Fund’s ongoing holdings of the Series (that were acquired in a “reorganization,” as that term is defined in the 1940 Act—the Fund’s acquisition of the “Legacy Portfolio”).

More fundamentally, case law interpreting 1940 Act §17 has established that in order for a transaction to trigger the application of that provision, there must be some sort of economic profit-sharing motive present in a joint transaction.  In the case of CBRT, there is no such profit-sharing motivation or impact.  Unlike a typical co-investment structure where numerous funds may collectively benefit by acquiring a larger stake in a portfolio investment, the Funds’ indirect interests in their underlying investments held by the Series are minimal and not made via CBRT for the purpose of increasing the level of control over an underlying investment.  To the contrary, CBRT’s structure and use can best be described as bookkeeping.  Because of their purposes and the absence of the potential for abuse that 1940 Act §57 seeks to prevent, we do not believe the Fund is prohibited by section 57 from holding the Fund Interests.

Please do not hesitate to contact me at (314) 345-6246 should you have any questions or concerns about the Amendment.

Sincerely,

/s/ Daniel A. Peterson
DAP

SLC-7378953-3 Husch Blackwell LLP